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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ROTO-ROOTER, INC.
                           (NAME OF SUBJECT COMPANY)

                               ROTO-ROOTER, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   778786103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               MR. BRIAN A. BRUMM
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                               ROTO-ROOTER, INC.
                               2500 CHEMED CENTER
                              CINCINNATI, OH 45202
                                 (513) 762-6690

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Roto-Rooter, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2500 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $1.00 per share (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 14, 1996 and the Amendments thereto dated August 19, 1996 and August 22, 1996 (together, the "Schedule 14D-1") of the bidder, Chemed Corporation, a Delaware corporation (the "Bidder"), to purchase any and all outstanding shares of Common Stock at $41.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Schedule 14D-1 states that the principal executive offices of the Bidder are located at 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) Information Incorporated By Reference. Certain contracts, agreements, arrangements, and understandings, and certain actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Bidder or its executive officers, directors or affiliates are described in the section of the Offer to Purchase entitled "Special Factors -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions", in
Schedule I to the Offer to Purchase, and in the sections entitled "Election of Directors", "Executive Compensation", and "Certain Arrangements and Transactions" of the Company's April 8, 1996 Proxy Statement, relating to its 1996 Annual Meeting of Stockholders (the "Company's Proxy Statement"). A copy of the Offer to Purchase and of each of the sections of the Company's Proxy Statement referred to above are filed as Exhibits 3 and 4, respectively, to this
Schedule 14D-9 and are incorporated herein by reference.

        (2) Indemnification. Article IX of the Company's By-laws provides that the Company shall indemnify any director or officer of the Company who is a party to any threatened, pending or completed legal proceeding by reason of the fact that he is a director or officer of the Company against expenses, judgments, fines and amounts paid in settlement of such actions if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. If a proceeding is brought against an indemnified party by or in the right of the Company, however, no indemnification would be available if the party were adjudged to be liable to the Company unless otherwise ordered by a court. A copy of Article IX of the Company's By-laws is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference. The Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company is obligated to indemnify each such person to the full extent permitted by Delaware law. A copy of the form of the Company's indemnification agreement is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference. The persons who are directors or executive officers of the Company and of the Bidder have similar rights to indemnification pursuant to Article IX of the Bidder's By-laws and have similar indemnification agreements with the Bidder. A copy of Article IX of the Bidder's By-laws is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference. A copy of the form of the Bidder's indemnification agreement is filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

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

        (3) Option and Stock Award Plans. The Company's directors and executive officers beneficially own, directly or indirectly, Common Stock and options to purchase Common Stock granted under the Company's 1984, 1987, 1990, 1993 and 1995 Stock Incentive Plans in the amounts set forth below:

                                                                  COMPANY OPTIONS    COMPANY SHARES
                      COMPANY'S DIRECTORS                          BENEFICIALLY       BENEFICIALLY
                    AND EXECUTIVE OFFICERS                             OWNED             OWNED
- ---------------------------------------------------------------   ---------------    --------------
Edward L. Hutton...............................................        50,750            45,536
(Chairman, Director)
William R. Griffin.............................................        61,500            26,760
(President, Chief Executive Officer, Director)
Kevin J. McNamara..............................................         5,250             2,096
(Vice Chairman, Director)
Brian A. Brumm.................................................        26,000            15,443
(Vice President, Treasurer, Chief Financial Officer, Director)
Naomi C. Dallob................................................         2,750               982
(Secretary, General Counsel, Director)
Douglas B. Harper..............................................        30,000            24,034
(Executive Vice President, Director)
Lawrence J. Gillis.............................................        24,750            14,722
(Vice President, Director)
Patrick L. Johnson.............................................        14,058            14,231
(Vice President, Director)
Charles H. Erhart, Jr..........................................             0             6,666
(Director)
James A. Cunningham............................................             0             1,000
(Director)
Neal Gilliatt..................................................             0             6,666
(Director)
Will J. Hoekman................................................             0                 0
(Director)
Thomas C. Hutton...............................................         4,500            13,216
(Director)
Sandra E. Laney................................................         4,250             2,859
(Director)
John M. Mount..................................................             0             1,075
(Director)
Timothy S. O'Toole.............................................         6,000             2,151
(Director)
D. Walter Robbins, Sr..........................................             0             1,000
(Director)
Donald E. Saunders.............................................             0               575
(Director)
George J. Walsh III............................................             0                75
(Director)

     The exercise and vesting terms of the Company options granted under the 1990, 1993 and 1995 Stock Incentive Plans are not affected by the Offer; however, the Company options granted under the 1984 and 1987 Stock Incentive Plans will become immediately exercisable if 20% or more of the outstanding Common Stock is acquired pursuant to the Offer. Additional compensation and other arrangements between the Company and its directors and executive officers are set forth in the Company's Proxy Statement in the sections entitled

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"Election of Directors" and "Executive Compensation." A copy of each such section of the Company's Proxy Statement is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     A majority of the Company's directors and executive officers are also directors or executive officers of the Bidder. These persons and the other directors and executive officers of the Bidder beneficially own, directly or indirectly, shares of stock of the Bidder and options granted under the Bidder's 1981, 1983, 1986, 1988, 1993 and 1995 Stock Incentive Plans in the amounts set forth below:

                                                                      BIDDER OPTIONS    BIDDER SHARES
                        BIDDER'S DIRECTORS                             BENEFICIALLY     BENEFICIALLY
                      AND EXECUTIVE OFFICERS                              OWNED             OWNED
- -------------------------------------------------------------------   --------------    -------------
Edward L. Hutton...................................................       136,000           34,597
(Chairman, Chief Executive Officer, Director)
Kevin J. McNamara..................................................        62,500           12,777
(President, Director)
James A. Cunningham................................................             0            1,000
(Director)
James H. Devlin....................................................        26,750            5,974
(Vice President, Director)
Charles E. Erhart, Jr. ............................................             0            1,500
(Director)
Joel F. Gemunder...................................................         5,000            6,451
(Director)
Patrick P. Grace...................................................             0              100
(Director)
William R. Griffin.................................................        15,000            3,010
(Executive Vice President, Director)
Thomas C. Hutton...................................................        35,500           17,023
(Vice President, Director)
Walter L. Krebs....................................................             0            2,191
(Director)
Sandra E. Laney....................................................        73,250           27,153
(Senior Vice President, Chief Administrative Officer, Director)
John M. Mount......................................................             0            7,020
(Director)
Timothy S. O'Toole.................................................        48,750           12,758
(Executive Vice President, Treasurer, Director)
D. Walter Robbins, Jr. ............................................             0            2,000
(Director)
Paul C. Voet.......................................................        13,750           24,235
(Executive Vice President, Director)
George J. Walsh III................................................             0            1,100
(Director)
Arthur V. Tucker, Jr. .............................................        42,000           10,570
(Vice President, Controller)

     Additional compensation and other arrangements between the Bidder and its directors and executive officers are set forth in the sections entitled "Election of Directors" and "Executive Compensation", of the Bidder's April 8, 1996 Proxy Statement, relating to its 1996 Annual Meeting of Stockholders (the "Bidder's Proxy Statement"). A copy of each such section is filed as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference.

      (4) Affiliates and Related Transactions. Certain transactions and arrangements involving the Company, the Bidder and their affiliates are set forth in the section of the Offer to Purchase entitled "Special
Factors -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions", and in the section of the Company's Proxy Statement entitled "Certain Arrangements and

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Transactions". A copy of the Offer to Purchase and such section of the Company's
Proxy Statement are filed as Exhibits 3 and 4, respectively to this Schedule 14D-9 and are incorporated herein by reference.

      (5) The Bidder's Ownership of the Company and Interlocking Boards of Directors. As set forth in the section of the Offer to Purchase entitled "Special Factors -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" and the section of the Company's Proxy Statement entitled "Election of Directors", the Bidder owns approximately 58% of the outstanding stock of the Company and a majority of the members of the board of directors of the Company are also directors or officers of the Bidder. A copy of the Offer to Purchase and such section of the Company's Proxy Statement are filed as Exhibits 3 and 4, respectively, to this Schedule 14D-9 and are incorporated herein by reference. Because of the Bidder's ownership interest in the Company, an actual or potential conflict of interest could be seen to arise in connection with the Offer, which conflict could extend to the directors and executive officers of the Bidder (some of whom, as noted above, are also directors or executive officers of the Company) due to their positions with and their ownership interests in the Bidder.

      (6) Certain Proceedings.  A putative class action complaint entitled Rand
v. Roto Rooter Inc., et al., C.A. No. 15145 (Del. Ch. filed Aug. 9, 1996) has been filed against the Company, its directors and the Bidder by a purported stockholder of the Company. This complaint alleges breaches of fiduciary duty by the defendants in connection with the Offer and seeks declaratory relief, injunctive relief and damages. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is filed as Exhibit (g) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Because a majority of the members of the Company's Board of Directors are officers and/or directors of the Bidder or its affiliates or are officers of the Company (see "-- The Bidder's Ownership of the Company and Interlocking Boards of Directors" above), on August 20, 1996, the Company's Board of Directors appointed Mr. Donald E. Saunders, a director of the Company, to act as a special committee of the Company's Board of Directors (the "Special Committee") with full authority and responsibility to determine the Company's response to the Offer and to prepare this Schedule 14D-9. The Special Committee hired Morris, Nichols, Arsht & Tunnell, a Delaware law firm ("Morris Nichols"), as its legal counsel, and J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard"), an investment banking firm, as its financial advisor to assist it in reviewing the Offer. Hilliard assisted the Special Committee in performing a financial review of the Company's operations and prospects, and provided independent financial analyses from which the Special Committee has drawn its own conclusions.

     The Special Committee has determined, on behalf of the Company and on behalf of the Company's Board of Directors, to adopt a neutral position with respect to the Offer. This position is based upon (1) the Special Committee's conclusions that the Offer Price is fair and (2) the fact that each stockholder is subject to his or her own unique constraints and circumstances and therefore is best able to determine whether it is in his or her interest to tender his or her shares of Common Stock.

     The Special Committee's conclusion that the Offer Price is fair is based upon the following factors:

        (1) The Special Committee was presented with certain preliminary financial analyses by Hilliard, including discounted cash flow analyses and a comparable companies analysis, from which the Special Committee concluded that the Offer Price is within the range of fairness implied by those analyses.

        (2) The Common Stock has historically been less liquid than shares of comparable companies. The purchase of additional shares of Common Stock by Chemed may tend to further decrease liquidity.

        (3) With assistance from Hilliard, the Special Committee has concluded that the approach of and analysis performed by CS First Boston on behalf of Chemed (as described in the section of the Offer to Purchase entitled "Special Factors -- Opinion of Financial Advisor") is reasonable. A

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            copy of the Offer to Purchase is filed as Exhibit 3 to this Schedule
            14D-9 and is incorporated herein by reference.

        (4) With assistance from Hilliard, the Special Committee has concluded that the analysis that was performed by Goldman, Sachs & Co. on behalf of a special committee of the Company's Board of Directors in connection with the 1995 proposed exchange offer described in the section of the Offer to Purchase entitled "Special
            Factors -- Background to the Offer" (the "1995 Proposed Transaction"), although reasonable when performed, is less relevant to the Special Committee's analysis because it is approximately one year old. A copy of the Offer to Purchase is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

        (5) The Special Committee has concluded with the assistance of Hilliard that the Offer Price represents a significant premium to the unaffected market price. In particular, the Special Committee believes that the last trade price of $36.50 on August 2, 1996, one week prior to the announcement of the Offer, included some residual effects of the 1995 Proposed Transaction. While this residual effect is impossible precisely to quantify, the Special Committee has concluded that the premium offered by the Offer is in excess of the premium suggested by the difference between $36.50 and the Offer Price of $41.00.

     In addition to the foregoing, Hilliard is continuing its analysis, and has been asked to and is expected to be in a position within the next several days to formally advise the Special Committee regarding the fairness of the Offer, and, if appropriate, to issue a written opinion as to the fairness of the Offer. As soon as that advice is received, the Special Committee will convey any further conclusions to the Company's stockholders.

     The Special Committee reported its conclusions, described above, to the Company's Board of Directors at a meeting held on August 26, 1996. None of the directors of the Company other than the Special Committee has expressed any view with respect to the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Special Committee has retained Hilliard as its financial advisor with respect to the Offer. For its services, Hilliard has been paid a fee of $150,000 and will be paid an additional fee of $200,000 upon delivery of its opinion as to the fairness or inadequacy of the Offer. The Special Committee has agreed to reimburse Hilliard for its expenses up to $50,000 (including fees of counsel) incurred in connection with the engagement and to indemnify Hilliard against any liabilities or expenses arising from any legal proceedings in connection with the engagement and the Offer, provided that such liabilities do not arise primarily from Hilliard's gross negligence or bad faith. The Special Committee has retained Morris Nichols as its legal advisor with respect to the Offer. For its services, Morris Nichols will be paid a reasonable and customary fee.

     Following the meeting of the Company's Board of Directors on August 26, 1996, the Special Committee instructed the officers of the Company to work with Morris Nichols and employees of the Bidder and the Bidder's legal counsel to prepare, file and distribute this Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as disclosed in the section of the Offer to Purchase entitled "Special
Factors -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions", and except as follows: Patrick L. Johnson, a director and Vice President of the Company and President and CEO of Service America Systems, Inc. has in the past month exercised options for: 1,500 shares of Common Stock at $17.25 per share (turning in 887 shares for purchase price and taxes), 3,749 shares of Common Stock at $25.25 per share (turning in 2,733 shares for purchase price and taxes), and 7,193 shares of Common Stock at $23.88 per share (turning in 5,074 shares for purchase price and taxes). A copy of the Offer to Purchase is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, and subject to contractual restrictions, if any, relating to restricted stock, each executive officer,

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director, affiliate and subsidiary of the Company (other than Mr. Gilliatt)
currently intends to tender to the Bidder all Shares of Common Stock which are held of record or beneficially by such person. The Company has not been advised by Mr. Gilliatt whether he intends to tender, sell or hold Shares of Common Stock which are held of record or beneficially owned by him.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company has undertaken no negotiations and no negotiations are underway in response to the Offer that relate to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) None.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Exhibit 1 -- Text of Press Release issued by the Company on August 27, 1996.

         Exhibit 2 -- Text of Letter to Stockholders dated August 27, 1996.

     (b) Not applicable.

     (c) Exhibit 3 -- Offer to Purchase of Chemed Corporation dated August 14, 1996.

         Exhibit 4 -- The "Election of Directors", "Executive Compensation" and "Certain Arrangements and Transactions" sections of the Company's Proxy Statement dated April 8, 1996.

         Exhibit 5 -- Article IX of the Company's By-laws.

         Exhibit 6 -- Form of Company's Indemnification Agreement.

         Exhibit 7 -- Article IX of the Bidder's By-laws.

         Exhibit 8 -- Form of Bidder's Indemnification Agreement.

         Exhibit 9 -- The "Election of Directors" and "Executive Compensation" sections of the Bidder's Proxy Statement dated April 8, 1996.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          ROTO-ROOTER, INC.

                                          By:       /s/ BRIAN A. BRUMM

                                            ------------------------------------
                                                    NAME: BRIAN A. BRUMM
                                            TITLE: VICE PRESIDENT, TREASURER AND
                                                   CHIEF FINANCIAL OFFICER

DATED: August 27, 1996

                                 EXHIBIT INDEX

EXHIBIT                                      EXHIBIT                                       PAGE
NUMBER                                     DESCRIPTION                                    NUMBER
- -------    ----------------------------------------------------------------------------   ------
    1      Text of Press Release issued by the Company on August 27, 1996. ............
    2      Text of Letter to Stockholders dated August 27, 1996. ......................
    3      Offer to Purchase of Chemed Corporation dated August 14, 1996. .............
    4      The "Election of Directors", "Executive Compensation" and "Certain
           Arrangements and Transactions" sections of the Company's Proxy Statement dated April 8, 1996. .......................................................
    5      Article IX of the Company's By-laws. .......................................
    6      Form of Company's Indemnification Agreement. ...............................
    7      Article IX of the Bidder's By-laws. ........................................
    8      Form of Bidder's Indemnification Agreement. ................................
    9      The "Election of Directors" and "Executive Compensation" sections of the
           Bidder's Proxy Statement dated April 8, 1996. ..............................